The Chubb Corporation

15 Mountain View Road

Warren, NJ 07059

June 6, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Rosenberg:

Reference is hereby made to your letter dated May 25, 2012 to John D. Finnegan, Chairman, President and Chief Executive Officer of The Chubb Corporation (“Chubb”), providing comments on Chubb’s Form 10-K for the fiscal year ended December 31, 2011. Chubb will respond to the comments set forth in your letter as promptly as practicable and, in any event, no later than June 29, 2012.

Please feel free to contact me if you have any questions.

Very truly yours,

/s/ W. Andrew Macan

W. Andrew Macan

Vice President, Corporate Counsel

    & Secretary

Cc:	Gus Rodriguez
Sasha	Parikh